SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO/A
(Rule 14D-100) Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 3)

OSHKOSH CORPORATION
(Name of Subject Company (Issuer))

IEP Vehicles Sub LLC
Icahn Partners LP
Icahn Partners Master Fund LP
Icahn Partners Master Fund II L.P.
Icahn Partners Master Fund III L.P.
High River Limited Partnership
Hopper Investments LLC
Barberry Corp.
Icahn Onshore LP
Icahn Offshore LP
Icahn Capital L.P.
IPH GP LLC
Icahn Enterprises Holdings L.P.
Icahn Enterprises G.P. Inc.
Beckton Corp.
Carl C. Icahn
(Names of Filing Persons)*

Common Stock, Par Value $0.01
(Title of Class of Securities)

688239201
(CUSIP Number of Class of Securities)

Keith L. Schaitkin Esq.
General Counsel
Icahn Capital LP
767 Fifth Avenue, 47th Floor
New York, New York 10153
(212) 702-4380
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on behalf of Filing Persons)

CALCULATION OF FILING FEE

Transaction Valuation:	Amount of Filing Fee:
$2,876,302,585**	$392,327.68***
**
Calculated solely for purposes of determining the filing fee. The transaction value was calculated as follows: 88,501,618 shares of common stock of the Issuer multiplied by $32.50 per share. The number of shares used in the transaction value calculation is based on (i) the 91,648,564 shares stated to be issued and outstanding according to the Issuer in its form 10-Q filed with the Securities and Exchange Commission on July 26, 2012, plus (ii) the 5,518,314 shares issuable upon the exercise of outstanding options and/or vesting of outstanding performance share awards, according to the Issuer in its form 10-K filed with the Securities and Exchange Commission on November 16, 2011 minus (iii) the 8,665,260 shares beneficially owned, as of October 17, 2012, by the Offeror and its affiliates.

***
The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #7 for fiscal year 2013, issued August 31, 2012, by multiplying the transaction value by 0.0001364.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid: $392,327.68	Filing Party: Icahn Enterprises Holdings LP
Form or registration no.: Schedule TO-T	Date Filed: October 17, 2012

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒ third party tender offer subject to Rule 14d-1	☐ going-private transaction subject to Rule 13e-3
☐ issuer tender offer subject to Rule 13e-4	☒ amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

COMBINED SCHEDULE TO AND SCHEDULE 13D

*           Introductory Note:  IEP Vehicles Sub LLC and Icahn Enterprises Holdings L.P. are co-bidders for all purposes in the Offer.  IEP Vehicles Sub LLC is a wholly-owned subsidiary of Icahn Enterprises Holdings L.P.

This Amendment No. 3 amends and supplements the Tender Offer Statement on Schedule TO filed on October 17, 2012 (the “Schedule TO”) relating to the offer by IEP Vehicles Sub LLC, a Delaware limited liability company (“IEP Vehicles Sub”) and Icahn Enterprises Holdings L.P., a Delaware limited partnership (“Icahn Enterprises Holdings”, and together with IEP Vehicles Sub, the “Offeror”), to purchase for cash any and all of the issued and outstanding shares (the “Shares”) of common stock, par value $0.01 per share (the “Common Stock”) of Oshkosh Corporation, a Wisconsin corporation (“Oshkosh”), at a price of $32.50 per Share, without interest and less any required withholding taxes, if any.  Both IEP Vehicles Sub and Icahn Enterprises Holdings are co-bidders for all purposes in the Offer.  Capitalized terms used herein and not otherwise defined have the respective meanings ascribed in the Schedule TO.

The Offer is subject to the terms and conditions set forth in the Offer to Purchase, dated October 17, 2012 (the “Offer to Purchase”). The Offer to Purchase, the related Letter of Transmittal (the “Letter of Transmittal”) and Notice of Guaranteed Delivery, copies of which are attached hereto as Exhibits (a)(1)(i), (a)(1)(ii) and (a)(1)(iii), respectively, constitute the “Offer”.

As permitted by General Instruction F to Schedule TO, the information set forth in the entire Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery, including all appendices, schedules, exhibits and annexes thereto, is hereby expressly incorporated by reference in response to Items 1 through 11 of this Schedule TO and is supplemented by the information specifically provided herein.

As permitted by General Instruction G to Schedule TO, this Schedule TO is also an amendment to the joint statement on Schedule 13D filed on June 30, 2011, as amended, by Icahn Partners LP, a limited partnership governed by the laws of Delaware, Icahn Partners Master Fund LP, a limited partnership governed by the laws of the Cayman Islands, Icahn Partners Master Fund II LP, a limited partnership governed by the laws of the Cayman Islands, Icahn Partners Master Fund III LP, a limited partnership governed by the laws of the Cayman Islands, High River Limited Partnership, a limited partnership governed by the laws of Delaware, Hopper Investments LLC, a limited liability company governed by the laws of Delaware, Barberry Corp., a corporation governed by the laws of Delaware, Icahn Onshore LP, a limited partnership governed by the laws of Delaware, Icahn Offshore LP, a limited partnership governed by the laws of Delaware, Icahn Capital LP, a limited partnership governed by the laws of Delaware, IPH GP LLC, a limited liability company governed by the laws of Delaware, Icahn Enterprises Holdings L.P., a limited partnership governed by the laws of Delaware, Icahn Enterprises G.P. Inc., a corporation governed by the laws of Delaware, Beckton Corp., a corporation governed by the laws of Delaware, and Carl C. Icahn (collectively, the “Icahn Entities”).

Items 1-11.

                     Items 1 through 11 of the Schedule TO are hereby amended and supplemented by the addition of the following:

On November 8, 2012, Carl Icahn issued an open letter to the shareholders of Oshkosh (the “November 8 Letter”).  A copy of the November 8 Letter is filed herewith as Exhibit (a)(5)(iv) and incorporated herein by reference.

Item 12.  Exhibits

Exhibit	Description
(a)(5)(iv)	November 8 Letter

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ICAHN PARTNERS LP

By:	/S/ EDWARD MATTNER
Name:	Edward Mattner
Title:	Authorized Signatory

ICAHN PARTNERS MASTER FUND LP

By:	/S/ EDWARD MATTNER
Name:	Edward Mattner
Title:	Authorized Signatory

ICAHN PARTNERS MASTER FUND II LP

By:	/S/ EDWARD MATTNER
Name:	Edward Mattner
Title:	Authorized Signatory

ICAHN PARTNERS MASTER FUND III LP

By:	/S/ EDWARD MATTNER
Name:	Edward Mattner
Title:	Authorized Signatory

HIGH RIVER LIMITED PARTNERSHIP

BY:	Hopper Investments LLC, its general partner

By:	/S/ EDWARD MATTNER
Name:	Edward Mattner
Title:	Authorized Signatory

HOPPER INVESTMENTS LLC

By:	/S/ EDWARD MATTNER
Name:	Edward Mattner
Title:	Authorized Signatory

BARBERRY CORP.

By:	/S/ EDWARD MATTNER
Name:	Edward Mattner
Title:	Authorized Signatory

ICAHN ONSHORE LP

By:	/S/ EDWARD MATTNER
Name:	Edward Mattner
Title:	Authorized Signatory

ICAHN OFFSHORE LP

By:	/S/ EDWARD MATTNER
Name:	Edward Mattner
Title:	Authorized Signatory

ICAHN CAPITAL LP

By:	/S/ EDWARD MATTNER
Name:	Edward Mattner
Title:	Authorized Signatory

IPH GP LLC

By:	/S/ EDWARD MATTNER
Name:	Edward Mattner
Title:	Authorized Signatory

ICAHN ENTERPRISES HOLDINGS L.P.
BY:	Icahn Enterprises G.P. Inc., its general partner

By:	/S/ SUNGHWAN CHO
Name:	SungHwan Cho
Title:	Chief Financial Officer

IEP VEHICLES SUB LLC

By:	/S/ SUNGHWAN CHO
Name:	SungHwan Cho
Title:	Chief Financial Officer

ICAHN ENTERPRISES G.P. INC.

By: /S/ SUNGHWAN CHO
Name: SungHwan Cho
Title: Chief Financial Officer

BECKTON CORP.

By: /S/ EDWARD MATTNER
Name: Edward Mattner
Title: Authorized Signatory

/S/ CARL C. ICAHN
Carl C. Icahn

November 8, 2012

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(i)	Offer to Purchase, dated October 17, 2012*

(a)(1)(ii)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number) *

(a)(1)(iii)	Notice of Guaranteed Delivery*

(a)(1)(iv)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(a)(1)(v)	Letter to Clients*

(a)(5)(i)	Summary Advertisement as published in the New York Times, by the Offeror, on October 17, 2012*

(a)(5)(ii)	Press Release of Carl Icahn, dated October 11, 2012 (incorporated by reference to Exhibit 1 to the Schedule TO-C filed by Carl Icahn with the Securities and Exchange Commission on October 11, 2012)*

(a)(5)(iii)	Open Letter to the Shareholders of Oshkosh Corporation by Carl Icahn, dated October 22, 2012*

(a)(5)(iv)	Open Letter to the Shareholders of Oshkosh Corporation by Carl Icahn, dated November 8, 2012 (filed herewith)

(b)	None.

(d)	None.

(g)	None.

(h)	None.

__________________
* Previously Filed